Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


                                       [logo of M. Murenbeeld & Associates Inc.]

GOLD AND THE S&P500 - A LONG TERM VIEW

RATIO: S&P 500 VS. GOLD
[Line Graph depicting ratio of S&P 500 vs. Gold from 1870 to 2000 and beyond, indicating that S&P Ratio in 1871 = 1.00 and between 1941-43 = 10.0. Periods of interests:

Depression 1930-1933
Recession 1973-1975]


GOLD AND THE STOCK MARKET

[Line Graph comparing the performance of Gold between 1989 and 2001 and the S&P 500 with a correlation of -0.37.

noting Last month: September 2001]

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GOLD AND THE ECONOMIC CYCLE

GOLD VS ECONOMIC CYCLE

[Line Graph comparing the performance of Gold between 1982 and 2002 and G-7 Industrial Production (advanced 8 months) with a correlation of -0.47.]

Policy makers don't like economic downturns and recessions. Policy therefore often turns quite stimulative.

The terrorist attack accelerated the switch to more stimulative policies. All major central banks cut interest rates after September 11 and have taken steps to boost money supply growth.

It is stimulative policy which typically sends gold higher- and it is generally accompanied by a falling U.S. Dollar.

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U.S. REAL SHORT TERM INTEREST RATE

[Line Graph depicting the real short term interest rate between 1990 and 2001]


GOLD PRICE

[Line Graph depicting the price of gold between 1990 and 2001, indicating that after 2001 prices will increase.]


With the U.S. real short term interest rates threatening to go negative again, gold could repeat the rise we last saw in 1993.